FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated March 25, 2004.

Santiago, March 25, 2004
Ger. Gen. N° 37/2004

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Teatinos 120
Santiago

Ref: ADVICE OF AN ESSENTIAL FACT

Dear Sir,

In accordance with Articles 9 and 10 Point 2 of Law N° 18,045 and the contents of General Norm N° 30 issued by your Superintendency, I hereby inform you, as an essential fact and duly empowered, of the following:

1.

As indicated in a previous Essential Fact, dated March 1, 2004, Enersis S.A. Brazilian subsidiary Companhia de Eletricidade do Rio de Janeiro S.A., (CERJ), carried out a capital increase, currently finished, for an amount of R$ 710,000,000 (approximately US$ 243 million), by issuing 1,339,622,641,509 ordinary and nominative shares with a face value of R$ 0.53 per each lot of 1,000 shares.

2.

That, as it was informed on the previously indicated essential fact, Enersis S.A., on February 27, 2004 and in line with the Financial Strengthening Plan designed for its subsidiary CERJ, subscribed through its instrumental subsidiary, Enersis Internacional, a total of 1,335,849,056,604 new shares of CERJ, corresponding to the total pro-rata held in the latter by the Controlling Group (approximately 99.5%). For this purpose, Endesa Spain, Eletricidade de Portugal and Chilectra S.A., members of this Controlling Group, have previously ceded their respective preferential rights to Enersis S.A. which, in this way, has indirectly subscribed both its ordinary pro-rata and that corresponding to the ceded preferential rights mentioned. Additionally, Enersis S.A., acting in this way, had subscribed during the offer of the remainder, the portion of the mentioned capital increase that was not acquired by the CERJ minority shareholders, meaning an additional of 3.771.390.630 nominative ordinary shares. As a consequence, Enersis S.A. subscribed, through its subsidiary Enersis Internacional, a total of 1.339.620.447.234 new shares of CERJ.

3.	Enersis S.A. paid the total of the shares subscribed, acting in this way, by capitalizing the various credits granted indirectly to CERJ.

4.

That Enersis S.A., acting in this way, will transfer to its subsidiary Chilectra S.A., which will operate directly or through its agency and/or instrumental subsidiaries, 760.255.861.477 CERJ new shares, recently subscribed by Enersis S.A. at the previously mentioned capital increase. This transference will be done at the price of R$ 0,53 per 1.000 shares. As a consequence of the afore mentioned sale, the property of CERJ will stay as follows: Electricidade de Portugal 7,70%; Endesa España 10,71%; Enersis S.A. 35,13%; Chilectra S.A. 46,10% and others 0,36%.

5.

By means of the above referenced capital increase in which Enersis has participated, and the consequently transference of new shares in favor of its subsidiary Chilectra CERJ has achieved a significant reduction in its level of indebtedness, without having this operation any effect on the results of Enersis S.A.

Yours sincerely,

Mario Valcarce D.
CEO

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaíso
Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: March 31, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer